December 23, 2015

Via EDGAR

Ms. Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F St. NE
Washington, D.C. 20549

Re:	The Chefs’ Warehouse, Inc.
Form 10-K for the Fiscal Year Ended December 26, 2014
Filed March 11, 2015
Form 10-Q for the Quarterly Period Ended September 25, 2015
Filed November 4, 2015
File No. 001-35249

Dear Ms. Thompson:

On behalf of The Chefs’ Warehouse Inc. (the “Company”) I am writing to confirm, based on the telephone conversation earlier today between Lilyanna Peyser, Special Counsel at the Securities and Exchange Commission (the “Commission”), and Richard Alsop of Shearman & Sterling LLP, our outside securities counsel, that the Company has requested and has been granted an extension on its response to the Commission’s letter dated December 16, 2015 regarding the Company’s Form 10-K for the Fiscal Year Ended December 26, 2014, filed March 11, 2015, and the Company’s Form 10-Q for the Quarterly Period Ended September 25, 2015, filed November 4, 2015. The Company now expects to file the response on or about January 11, 2015.

If you have any questions, please feel free to contact the undersigned by telephone at (203) 894-1345 or by email at aaldous@chefswarehouse.com or Richard B. Alsop of Shearman & Sterling LLP by telephone at (212) 848-7333 or by email at richard.alsop@shearman.com.

Sincerely,

By:	/s/ Alexandros Aldous
Name:	Alexandros Aldous
Title:	General Counsel and Corporate Secretary The Chefs’ Warehouse Inc.

cc:	John Austin, Chief Financial Officer
Richard B. Alsop, Shearman & Sterling